FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of Aug 2018

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 6021805
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1.

Magic Software Releases Magic xpa 4.0 Featuring a Powerful New Angular-based Web Application Framework

PRESS RELEASE

Magic Software Releases Magic xpa 4.0 Featuring a Powerful New Angular-based Web Application Framework

New framework enables rapid development and deployment of highly-responsive single page apps

Or Yehuda, Israel, August 6, 2018 – Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC), a global provider of end-to-end integration and application development platforms and IT consulting services, announced today the release of Magic xpa 4.0 with its new powerful Angular-based Web application framework that provides Magic developers and Angular developers with the power to easily develop device-agnostic and feature-packed Web applications.

Using the new framework, developers can now deliver a full-stack solution based on Angular code that is automatically generated from the logic of business applications. Angular is an open-source JavaScript framework, developed and maintained by Google, that helps developers and designers build dynamic user interfaces for Web applications. Using Magic’s low-code Web application development framework, applications can be deployed on any cloud, device, or browser with zero footprint.

Magic’s Web application framework decouples the business logic from the presentation of the apps providing developers with the flexibility to use the Angular open-source platform with industry-standard state-of-the-art technologies, including HTML5, CSS, and JavaScript for designer-quality screens, while benefiting from the productivity, security, and scalability capabilities provided by Magic’s low-code development platform.

“We are excited to bring to market this unique and groundbreaking update of our flagship low-code application development platform, empowering our customers with access to the latest emerging technologies for easy and quick development of high-quality applications, a necessity in the area of digital transformation,” said Yuval Lavi, Vice President of Technology & Innovation with Magic Software.

An on-demand webinar about the new framework, presented by our Web Client Task Force, is available on our site.

About Magic Software Enterprises

Magic Software Enterprises is a global provider of powerful and versatile end-to-end integration and application development platforms.

With over 30 years of experience, 24 regional offices, millions of installations worldwide, and strategic alliances with global IT leaders, Magic enables its customers to seamlessly adopt new technologies and maximize business opportunities. Magic collaborates closely with its customers and thousands of business partners in 50 countries to accelerate their business performance.

Press Contact:

Debbie Sarig | Content & PR Manager

Magic Software Enterprises

dsarig@magicsoftware.com

Except for any historical information contained herein, matters discussed in this press release might include forward-looking statements that involve a number of risks and uncertainties. Regarding any financial statements, actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Magic's most recent annual report and other filings with the Securities and Exchange Commission.

Magic has made every effort to ensure that the information contained in this press release is accurate; however, there are no representations or warranties regarding this information, including warranties of merchantability or fitness for a particular purpose. Magic assumes no responsibility for errors or omissions that may occur in this press release.

Magic is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 6, 2018	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1.1 Magic Software Releases Magic xpa 4.0 Featuring a Powerful New Angular-based Web Application Framework

Exhibit 10.1